EXHIBIT 99

                              CERTAIN RISK FACTORS

                             Dated: August 14, 2002

         You should carefully consider these risks, as well as those described in the Form 10-QSB filed with this Exhibit, before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, operating results or financial condition could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

We likely need to raise additional capital in the future. Our current levels of revenues are not sufficient to cover our expenses. We believe that our working capital and the amount we are entitled to receive from our sublessees will be sufficient to fund our operations and capital requirements through 2002. Our sublessees have been current on their rental payments to us and we do not currently have any reason to believe that any sublessee would fail to make the rental payments owed to us. In the event that our sublesees fail to make the rental payments owed to us, we would need to obtain additional capital in order to sustain operations. We cannot assure you, however, that we would be able to obtain additional capital, nor can we assure you as to the terms upon which we might be able to obtain additional capital. Obtaining additional capital could result in a substantial dilution of your equity investment in us.

We cannot predict whether our index licensing operations will generate significant revenue in the future. We have not yet derived revenues from our index licensing operations. We have licensed our America's Fastest Growing Companies(SM) Index to Nuveen Investments and the American Stock Exchange for the creation of an exchange-traded fund to be sponsored by Nuveen and based upon the America's Fastest Growing Companies(SM) Index. We are not able to predict the magnitude of the licensing revenue, if any, that we might obtain in connection with that license. The licensing revenue would be owed to us quarterly once the exchange-traded fund based upon the America's Fastest Growing Companies(SM) Index began trading. Since we have minimal expenses associated with maintaining the America's Fastest Growing Companies(SM) Index, the royalties that we may derive could have a high gross margin (the higher the royalty payments, the greater the gross margin). In March 2002, the Securities and Exchange Commission ("Commission") granted Nuveen the exemptive order it sought in order to be allowed to sponsor an exchange-traded fund based upon our America's Fastest Growing Companies(SM) Index. Such an exchange-traded fund only could commence trading if a registration statement with respect to such fund was declared effective by the Commission. Since Nuveen obtained the effective order, we are not aware of any action taken by Nuveen to seek to have such a registration statement declared effective. We cannot assure you that Nuveen will seek to have the Commission declare effective, or that the Commission would declare effective, a registration statement with respect to such fund, or that

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an exchange-traded fund based upon the America's Fastest Growing Companies(SM)
Index will commence trading. We also cannot assure you that, if it did commence trading, an exchange-traded fund based upon the America's Fastest Growing Companies(SM) Index would prove to be popular or that we will receive any material amount of revenue with respect to the licenses described in this paragraph. We recently announced three additional indexes, the America's Fastest Growing Companies(SM) MidCap Index, the America's Fastest Growing Companies(SM) LargeCap Index and the America's Fastest Growing Companies(SM) Total Growth Index and have developed additional indexes as well. We have had discussions with a variety of parties concerning the potential license of our indexes for the creation of financial products. We cannot assure you that we will execute licensing agreements with respect to such indexes, that financial products based upon such indexes would enter the market or that we would derive any material revenues with respect to any such licenses.

We have a history of losses and we anticipate that our losses will continue in the future. As of June 30, 2002, we had an accumulated deficit of approximately $34.9 million. Since inception, the only calendar year during which we were profitable was 1995. We expect to continue to incur operating losses during 2002. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

Control of the Company by Principal Stockholders. At the present time, Jonathan Steinberg and Saul Steinberg (who is Jonathan Steinberg's father) beneficially own approximately 41.5% of the common stock of the Company. Additionally, the following entities currently beneficially own the following amount of the common stock of the Company: American Financial Group, Inc., approximately 8.6%; and Reliance Financial Services Corporation, approximately 8.4%. As a result of their beneficial ownership of common stock, these parties will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of its directors. Because it may be very difficult for another company to acquire us without the approval of the Steinbergs, other companies might not view us as an attractive takeover candidate. Our stockholders, therefore, may have less of a chance to benefit from any possible takeover of the Company, than they would if the Steinbergs did not have as much influence.

We rely on our intellectual property. To protect our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements, laws governing tortious conduct (including, for example, unfair competition) and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or may be unable to take appropriate steps to enforce, our intellectual property rights. We have registered certain of our trademarks in the United States and have pending U.S. and foreign applications for other trademarks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. We are somewhat dependent upon the use of certain trademarks in our operation, including the mark America's Fastest Growing Companies(R).

We may be liable for information published in our former print publications or on our former online services. We may be subject to claims for defamation, libel, copyright or trademark infringement, invasion of privacy or based on other theories relating to the information we published in our former print publications or through our former online services. We could also be subject to claims based upon the content that was accessible from our web sites through links to other web sites. Defending against any such claim could be costly and divert the attention of management from the operation of our business, and the award of damages against us could adversely affect our financial condition. Our insurance may not adequately protect us against such claims.

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